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                              May 6, 2022

       Michael C. Donlon, Esq.
       Bond, Schoeneck & King PLLC
       The Avant Building - Suite 900
       200 Delaware Avenue
       Buffalo, NY 14202-2107

                                                        Re: SERVOTRONICS INC
/DE/
                                                            PRE 14A filed April
29, 2022
                                                            File No. 001-07109

       Dear Mr. Donlon:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRE 14A filed April 29, 2022

       General

   1. We note that you filed your preliminary proxy statement under the EDGAR tag of "PRE
                                                        14A," as opposed to the
EDGAR tag of "PREC14A," the latter of which should be used
                                                        for contested
solicitations. Please keep this in mind for future reference, and please ensure that subsequent
filings are filed under the correct EDGAR tag.
   2.                                                   Please file a
preliminary form of proxy with your next filing.
       Background of the Solicitation, page 8

   3. We note the following statement on page 8: "The nomination notice disclosed that Star
                                                        Equity owned 28,555
shares of Common Stock, constituting approximately 1.18% of the outstanding shares."
Please add context to this information by disclosing updated information known to
the Company, specifically, for example, Star Equity's disclosure in an April 8, 2022
DFAN14A filing of an increased number of owned shares.
 Michael C. Donlon, Esq.
The Avant Building - Suite 900
May 6, 2022
Page 2
4. We note the following statement on page 9: "As a result of these changes the size of the
         Board was increased seven Directors" (emphasis added). Please clarify. Proposal 1 - Election of Directors, page 15

5. We note the reference on page 15 to a potential substitute nominee. Please confirm that in the event you select a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee,
(2) discloses whether
         the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of
Schedule 14A with
         respect to the nominee.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David M. Plattner, Special Counsel, at 202-551-8094.



FirstName LastNameMichael C. Donlon, Esq.                     Sincerely,
Comapany NameThe Avant Building - Suite 900
                                                              Division of
Corporation Finance
May 6, 2022 Page 2                                            Office of Mergers
and Acquisitions
FirstName LastName